UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

SEABRIDGE GOLD INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

811916105

(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York NY 10018
 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811916105

1.	Names of Reporting Persons.
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
5,484,432
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
5,484,432
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,484,432

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

11.3%
14.	Type of Reporting Person

CO
2

CUSIP No. 811916105

1.	Names of Reporting Persons.
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
4,929,432
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
4,929,432
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,929,432

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

10.2%
14.	Type of Reporting Person

CO

3

CUSIP No. 811916105

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
21,700
	8.	Shared Voting Power
5,756,132
	9.	Sole Dispositive Power
21,700
	10.	Shared Dispositive Power
5,756,132
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,777,832

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☒
13.	Percent of Class Represented by Amount in Row (11)

11.9%
14.	Type of Reporting Person

IN

4

CUSIP No. 811916105

1.	Names of Reporting Persons.
NANCY FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
29,125
	8.	Shared Voting Power
271,700
	9.	Sole Dispositive Power
29,125
	10.	Shared Dispositive Power
271,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

300,825

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.6%
14.	Type of Reporting Person

IN
5

CUSIP No. 811916105

1.	Names of Reporting Persons.
THE BUCKINGHAM CHARITABLE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
250,000
	8.	Shared Voting Power
-0-
	9.	Sole Dispositive Power
250,000
	10.	Shared Dispositive Power
-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

250,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.5%
14.	Type of Reporting Person

OO
6

The Statement on Schedule 13D filed April 1, 2009 filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), Pan Atlantic Bank and Trust Ltd., a Barbados company (“PABTL”), Ms. Nancy Friedberg, an individual, and Mr. Albert D. Friedberg, an individual, as amended by Amendment No. 1 thereto filed November 18, 2009 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and by Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island Company (“Global-Macro Fund”) and Friedberg Mercantile Group Ltd., a Canadian corporation (“FMG”) as additional parties to the Schedule 13D, by Amendment No. 2 thereto filed January 22, 2010 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg, Global-Macro Fund and FMG, by Amendment No. 3 thereto filed July 8, 2013 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and The Buckingham Charitable Foundation (“Buckingham” and, together with FCMI, PABTL, Ms. Friedberg and Mr. Friedberg, the “Filing Persons”), by Amendment No. 4 thereto filed December 10, 2013, by Amendment No. 5 thereto filed July 17, 2014 and by Amendment No. 6 thereto filed August 19, 2014 (as so amended, the “Statement”), relating to the common stock, $0.001 par value (the “Common Shares”), of Seabridge Gold Inc., a Canadian corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 7. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby corrected and amended by deleting all of the information appearing after the first sentence of Item 3 of Schedule 13D (Amendment No. 6) and replacing it with the following information:

Between August 1, 2014 and September 3, 2014, PABTL purchased a total of 1,028,200 Common Shares, as described in Item 5 of this Amendment No. 7. PABTL purchased 935,500 Common Shares in transactions effected in United States dollars (“US$) for an aggregate purchase price of US $9,659,238, and 92,700 Common Shares in transactions effected in Canadian dollars (“CDN$”) for an aggregate purchase price of CDN $1,041,779. PABTL obtained the funds used to acquire such shares from its working capital, including the proceeds of the sale of 4,600,000 Common Shares to National Bank of Canada (“NBC”) described in Amendment No. 5 to the Filing Persons’ Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

PABTL acquired the additional Common Shares reported in this Schedule 13D (Amendment No 6) for investment purposes.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby corrected and amended by deleting the table of purchases made between August 1, 2014 and August 18, 2014 appearing in Item 5 of Schedule 13D (Amendment No. 6) and replacing it with the following information:

Between August 1, 2014 and September 3, 2014, PABTL purchased a total of 1,028,200 Common Shares in open-market transactions on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”), as set forth in the following table. Transactions denominated in US$ were effected on the NYSE; transactions denominated in CDN$ were effected on the TSX.

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Date	No. of Shares	Price/Share	Total	Price/Share	Total
8/1/2014	23,100	US $9.38	US $216,678
	4,200			CDN $10.29	CDN $43,218

8/4/2014	20,600	US $9.26	US $190,756

8/5/2014	23,400	US $9.32	US $218,088
	4,500			CDN $10.18	CDN $ 45,810

8/6/2014	46,600	US $9.71	US $452,486
	7,400			CDN $10.60	CDN $78,440

8/7/2014	40,700	US $9.68	US $393,976
	3,900			CDN $10.58	CDN $41,262

8/11/2014	104,300	US $9.76	US $1,017,968
	12,600			CDN $10.71	CDN $ 134,946

8/12/2014	94,200	US $9.85	US $927,870
	5,500			CDN $10.68	CDN $58,740

8/13/2014	94,700	US $10.58	US $1,001,926
	6,600			CDN $11.56	CDN $76,296

8/14/2014	81,200	US $10.79	US $876,148
	6,400			CDN $11.82	CDN $ 75,648

8/15/2014	82,800	US $10.63	US $880,164
	10,700			CDN $11.53	CDN $123,371

8/18/2014	65,000	US $10.78	US $700,700
	4,300			CDN $11.73	CDN $50,439

8/19/2014	51,800	US $10.75	US $556,850
	3,200			CDN $11.74	CDN $37,568

8/20/2014	12,000	US $10.82	US $129,840
	2,000			CDN $11.95	CDN $23,900

8/21/2014	123,300	US $10.67	US $1,315,611
	11,400			CDN $11.70	CDN $133,380

8/22/2014	46,300	US $10.82	US $500,966
	7,300			CDN $11.85	CDN $86,505

8/28/2014	2,600	US $10.94	US $28,444
	300			CDN $11.91	CDN $3,573

9/2/2014	22,600	US $10.95	US $247,470
	2,300			CDN $11.95	CDN $27,485

9/3/2014	300	US $10.99	US $3,297
	100			CDN $11.98	CDN $1,198

Total:	1,082,200		US $9,659,238		CDN $1,041,779
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Item 5 of the Schedule 13D is hereby further corrected and amended by deleting the information (including the table provided as part of such information) set forth in Schedule 13D (Amendment No. 6) regarding beneficial ownership of the Issuer’s Common Shares by the Filing Persons, and replacing the deleted information with the following information:

On the date of this Schedule 13D (Amendment No. 7), the Filing Persons are the beneficial owners of, in the aggregate, 5,806,957 Common Shares, representing 12.0% of the Issuer’s outstanding Common Shares. The Filing Persons’ percentage beneficial ownership has been computed as a percentage of 48,386,376 Common Shares outstanding on August 15, 2014, as reported by the Issuer to the Filing Persons in response to an inquiry by them. The number of Common Shares and the percentage of the Issuer’s Common Shares beneficially owned by each Filing Person are as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PABTL	4,929,432	10.2%	4,929,432		10.2%
FCMI	555,000	1.1%	5,484,432	[1]	11.3%[1]
Buckingham	250,000	0.5%	250,000	[2]	0.5%[2]
Nancy Friedberg	50,825	0.1%	300,825	[3]	0.6%[3]
Albert Friedberg	21,700	0.04%	5,777,832	[4]	11.9 [4]

[1]	Includes 4,929,432 shares owned directly by PABTL.

[2]	Voting and dispositive power over the Common Shares held by Buckingham is exercisable by any of its trustees, acting individually. In practice, such authority is exercised solely by Mr. Friedberg and by Ms. Friedberg.

[3]	Includes 21,700 shares held in a retirement account for the benefit of Ms. Friedberg, 29,125 shares owned directly by Ms. Friedberg, and 250,000 shares owned directly by Buckingham (see note 2).

[4]	Includes 4,929,432 shares owned directly by PABTL, 555,000 shares owned directly by FCMI, 43,400 shares held in a retirement account (21,700 shares for the benefit of each of Mr. Friedberg and Ms. Friedberg), and 250,000 shares owned directly by Buckingham (see note 2). Excludes 29,125 shares owned directly by Ms. Friedberg, the wife of Mr. Friedberg, with respect to which Mr. Friedberg disclaims beneficial ownership.
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All shares reported as beneficially owned by FCMI, PABTL, Nancy Friedberg, Albert D. Friedberg and Buckingham are presently outstanding. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock beneficially owned by FCMI. By virtue of his control of FCMI, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PABTL. As trustees of Buckingham, each of Mr. Friedberg and Ms. Friedberg possesses voting and dispositive power over the Common Shares owned by Buckingham and may be deemed to share beneficial ownership of such Common Shares. Except for such beneficial ownership by Albert D. Friedberg and by Ms. Friedberg, none of the directors or officers of FCMI or PABTL, and none of the trustees of Buckingham, beneficially own any Common Shares.

Except as described in this Item 5, and in Item 5 of the Filing Persons’ Schedule 13D (Amendment No. 5), none of the Filing Persons, and none of their respective directors, officers or trustees has effected any transactions in the Issuer’s Common Shares in the 60 days preceding the filing of this Schedule 13D (Amendment No. 7).

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2014

FCMI FINANCIAL CORPORATION

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert J. Bourque
Name: Robert J. Bourque
Title: Managing Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

NANCY FRIEDBERG, individually

/s/ Nancy Friedberg
Name: Nancy Friedberg

THE BUCKINGHAM CHARITABLE FOUNDATION

By:	/s/Albert D. Friedberg
Name: Albert D. Friedberg
Title: Trustee